

November 4, 2010

Mr. Tom Anderson
President, Chief Executive Officer and Chief Financial Officer
Novint Technologies, Inc.
4601 Paradise Blvd., NW, Suite B
Albuquerque, NM 87114

> **Re:** **Novint Technologies, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 23, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **Filed November 23, 2009**
> **File No. 000-51783**

Dear Mr. Anderson:

We have reviewed your letter dated October 19, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 5, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-8

1.   We note that your response to prior comment 1 provides the key assumptions that management used to analyze potential intangible asset impairment. Please supplementally provide us with a copy of your impairment analysis related to your intangible assets for the year ended December 31, 2008 that includes your undiscounted cash flow analysis.

Additionally, tell us how the assumptions used in your impairment analysis compare to the actual results experienced during 2009 and 2010. To the extent that your actual sales experience during 2009 was substantially less than the assumptions used in your impairment analysis, tell us how you concluded that you were not required to re-evaluate for a potential impairment of your intangible assets during 2009.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 1. Financial Statements

Note 3 – Prepaid Expenses, page F-10

2.   We note in your response to prior comment 2 that the classification of your prepaid royalty expenses between current and long-term is based upon expected sales over the next year and that you adjust this classification on a quarterly basis. We further note that your current prepaid royalty expenses decreased from $564,000 as of December 31, 2008 to $87,000 as of September 30, 2009, while we note that your total prepaid royalty expense balance decreased by $5,000. Please describe your actual sales during 2009 that led to a change in allocation between current and non-current. Additionally, to the extent that actual sales experience during 2009 was less favorable than your expectations as of December 31, 2008, describe how you concluded that your prepaid assets continued to be realizable as of September 30, 2009.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief